

July 10, 2012

<u>Via E-mail</u>
Francesco Piovanetti
Chief Executive Officer
Cazador Acquisition Corporation Ltd.
BBVA Building, P1
254 Muñoz Rivera Avenue
San Juan, Puerto Rico 00918

> **Re: Cazador Acquisition Corporation Ltd.**
> **Registration Statement on Form S-4**
> **Filed June 12, 2012**
> **File No. 333-182076**

Dear Mr. Piovanetti:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note the discussion on page F-60 regarding Net Element's acquisition of Motorsport, LLC in February 2011. Tell us how you considered the guidance in Items 17(a) and 14(e) of Form S-4 to include financial statements and pro forma information pursuant to Rules 8-04 and 8-05 of Regulation S-X for this acquisition. In your response, please provide the significance test calculations that support your conclusion.

2.   Please tell us whether you consider OpenFilm to be a predecessor to the company's business and explain, in detail, the basis for your conclusion.

3.   Please tell us when you filed an Item 2.01/9.01 Form 8-K for the Motorsport acquisition, or how you determined that a Form 8-K was not required.

Notices of Special Meeting of Shareholders

4.   Please disclose the percentage of your outstanding shares beneficially owned by your sponsor both here and in the applicable "Questions and Answers for Cazador Shareholders" on page 11.

Forward-Looking Statements, page i

5.   Please delete the reference to the "Private Securities Litigation Reform Act of 1995." As a blank check company, you cannot rely on this safe harbor. See Section 27A(b)(1)(B) of the Securities Act.

Summary

How do the Net Element insiders intend to vote their shares, page 17

6.   Here and elsewhere, you state that Mr. Zoi owns, in combination with the holdings of entities that he controls, approximately 59.4% of the issued and outstanding shares of Net Element's common stock as of June 11, 2012 (67.2% assuming the exercise of options and warrants Mr. Zoi owns which are currently exercisable). Please explain why this appears to vary from your beneficial ownership disclosure on page 139.

Interests of Officers and Directors in the Business Combination, page 26

7.   Please quantify the financial interests referenced in this section. Make a similar revision to the related risk factor on page 62.

Risk Factors

Risk Factors Relating to Cazador

"Cazador may have insufficient time or funds to complete an alternative…," page 38

8.   This risk factor is nearly identical to the immediately preceding and following risk factors. Please revise to avoid unnecessary duplication.

"Cazador's working capital will be reduced if holders…," page 43

9.   Please disclose that at least $23.5 million must remain in your trust fund in order for the merger to proceed.

Risk Factors Relating to Net Element

"Net Element's financial condition creates doubt whether it will continue…," page 45

10.   Please disclose that Net Element's independent registered public accounting firm issued a going concern opinion for its audit of the financial statements in Net Element's annual report on Form 10-K for the fiscal year ended December 31, 2011. See Item 3 of Form S-4. Please make a similar revision to the related disclosure on page 123.

Risk Factors Relating to the Business Combination

"There are inherent risks in the Cazador board's performing its own valuation…," page 60

11.   Please discuss the risk that the lack of a fairness opinion may cause increased numbers of your shareholders to demand redemption, depleting trust funds, and potentially impacting your ability to consummate the acquisition. See Item 3 of Form S-4.

"Both Cazador shareholders and Net Element shareholders will have a reduced…," page 63

12.   In this risk factor, or a new risk factor, please discuss the risks associated with Mr. Zoi's post-merger beneficial ownership of at least 54.3% of the company, assuming no redemptions of shares held by Cazador shareholders. See Item 3 of Form S-4. In addition, add related disclosure to the cover page, notices of special meeting of shareholders, and summary.

"Cazador and Net Element will incur significant transaction and merger-related…," page 65

13.   Please quantify the estimated costs, if known and material. See Item 3 of Form S-4.

"A portion of the funds in the trust account may be used to redeem…," page 68

14.   Please discuss whether $23.5 million, the amount that must remain in your trust fund in order for the merger to proceed, is sufficient to fund the working capital requirements of the post-merger company. See Item 3 of Form S-4.

Information About Cazador, page 69

15.   Article 47.1(b) of your Articles of Association requires you to acquire at least a controlling interest of a target business (meaning more than 50% of the voting securities of such target business). Please discuss this requirement and how your proposed acquisition of Net Element complies with such requirement.

Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters, page 91

16.   Please disclose the person or persons with sole or shared voting power and/or investment power over the shares beneficially owned by each legal entity. See Item 18(a)(5)(ii) of Form S-4.

Information about Net Element

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 114

17.   Please discuss the key challenges Net Element is facing. See Item 17(b)(5) of Form S-4, and for guidance, refer to Section III.A of SEC Release No. 33-8350. For example, we note the various business risks discussed on pages 45 through 51.

The Special Meeting of Cazador Shareholders

Voting by Cazador's Directors, Executive Officers and Sponsor, page 150

18.   Please quantify the number of shares held by Cazador's directors, executive officers, and sponsor here, and wherever else referenced. See Item 18(a)(5)(i) of Form S-4.

Cazador Proposal No. 1 — Approval and Adoption of the Merger Agreement, page 154

19.   Please clarify that even if a majority of your shareholders approve this proposal, you cannot proceed with the merger unless at least two-thirds of your shareholders approve Cazador Proposal No. 2. Please also disclose that even if a majority of shareholders approve the transaction, you cannot proceed with the merger if, due to redemptions by shareholders, you have less than $23.5 million in the trust account.

Cazador Proposal No. 2 — Approval of the Cazador Domestication, page 155

20.   Please disclose what will happen if your shareholders approve this proposal, but do not approve Cazador Proposal No. 1.

The Business Combination

General Description of the Business Combination, page 165

21.   You state that the Exchange Ratio "initially" is 0.025 shares of NEI common stock per share of Net Element common stock. Please clarify here, and throughout the registration statement, if any of the following are currently contemplated between now and completion of the merger: stock splits, reverse stock splits, stock dividends, extraordinary cash dividends, reorganizations, recapitalizations, reclassifications, combinations, exchange of shares or other like changes. If none of these events are currently

contemplated, explain how the Exchange Ratio would be other than 0.025 shares of NEI common stock per share of Net Element common stock.

Background of the Business Combination

Background, page 166

22.   The penultimate paragraph on page 167 states that your management determined that the fair market value of Net Element was approximately $107 million by multiplying the last reported sale price per share of Net Element common stock by the number of shares to be acquired. Discuss how you determined that this was an appropriate method for valuing Net Element, including any other valuation methods considered by management, such as the values of comparable businesses, earnings and cash flow, book value, liquidation value, etc., and why you chose not to use these valuation methods. In addition, it appears that Net Element is not traded in an active market, and traded between $0.01 per share and $1.05 per share during the last fifteen months. Discuss how you determined that the last reported sales price was an appropriate indicator of the value of Net Element.

23.   The penultimate paragraph on page 167 states that your management determined the fair market value of Net Element. The prospectus for your initial public offering stated that the fair market value of a target business or businesses would be determined by the disinterested members of your board of directors. Please explain. To the extent that the procedures used to determine the fair market value of Net Element varied from the procedures described in the prospectus for your initial public offering, please include relevant risk factor disclosure.

24.   Please revise the last paragraph on page 167 to provide a detailed discussion of how you determined the Exchange Ratio, and the amount and type of consideration, and any related negotiations between you and Net Element.

The Cazador Domestication, page 168

25.   Please discuss why Cazador's change of jurisdiction of incorporation was included as a condition to closing the merger.

Recommendation of the Cazador Board; Cazador's Reasons for the Business Combination, page 172

26.   On pages 172 and 173, you list considerations that your board of directors thought should be of primary importance with respect to any acquisition candidate. Please discuss how your board of directors considered each of these factors in recommending a business transaction with Net Element. See Item 4(a)(2) of Form S-4.

27.   You assert on page 173, and elsewhere, that Net Element has advantages in certain criteria, such as its strategic position and business model, among others. Please provide a more detailed explanation of how your management concluded that Net Element had advantages in these areas. See Item 4(a)(2) of Form S-4.

28.   Please discuss any risks and other potentially negative factors considered by your board of directors. See Item 4(a)(2) of Form S-4.

Recommendation of the Net Element Board; Net Element's Reasons for the Business Combination, page 178

29.   Please revise the last paragraph on page 178 to explain why Mr. Piovanetti and ACM reviewed Net Element's business plan and opportunities and advised Net Element on its operational and financial prospects in 2011.

Interests of Officers and Directors in the Business Combination

Interests of Cazador Officers and Directors in the Business Combination, page 183

30.   In the second bullet point, please quantify the number of shares underlying warrants held by Cazador's sponsor. See Item 18(a)(5)(i) of Form S-4.

Interests of Net Element Officers and Directors in the Business Combination, page 184

31.   Please disclose the names of the officers and directors of Net Element that will become officers and directors of Cazador.

32.   Please revise the fourth and fifth bullet points to discuss how the restricted stock and Net Element stock options, warrants and other convertible securities held by Net Element executive officers and directors will be treated. In addition, quantify the amounts held, and the shares that they will receive.

33.   Please revise the first bullet point on page 185 to explain the share escrow and note transfer arrangements entered into between the executive officers of Net Element and Net Element's principal shareholders in connection with the merger.

34.   Please revise the second bullet point on page 185 to explain why Mr. Zoi, through Enerfund, LLC, paid a portion of Cazador's legal fees.

The Merger Agreement, page 197

35.   You state that the summary describes "certain" material provisions of the merger agreement. Please remove the suggestion that this section is not materially complete.

36.   You state that the merger agreement is not intended to provide any factual information about Cazador or Net Element, and that investors and security holders should not rely on the representations and warranties in the merger agreement. Please remove any potential implication that the merger agreement does not constitute disclosure about the company, and may not be relied upon. Statements that other disclosure regarding the company included or incorporated in the registration statement may supplement, update or modify the disclosure in the merger agreement may be appropriate. In addition, statements about the intent of the parties with respect to the information in the merger agreement at the time of execution may also be appropriate. For guidance, refer to SEC Release No. 34-51283 (March 1, 2005).

37.   You state that the representations and warranties in the merger agreement "are qualified by" information in the disclosure schedules provided by Net Element and Cazador in connection with the signing of the merger agreement, and that the disclosure schedules modify, qualify and create exceptions to the representations and warranties set forth in the merger agreement. Please tell us whether such omitted information is material, and if material, confirm that you have disclosed it in the registration statement. For guidance, refer to SEC Release No. 34-51283 (March 1, 2005).

Post-Merger Pro Forma Security Ownership by Certain Beneficial Owners and Management of NEI, page 209

38.   Please disclose the person or persons with sole or shared voting power and/or investment power over the shares beneficially owned by Mark Global Corporation and Cazador Sub Holdings, Ltd. See Item 18(a)(5)(ii) of Form S-4.

39.   This presentation assumes that there will be no redemptions by Cazador's shareholders. Similar to your post-merger pro forma financial statements, please also demonstrate the impact that the maximum allowed redemptions by Cazador shareholders would have on the beneficial ownership table.

Description of NEI Securities, page 227

40.   Please describe any post-merger restrictions on shares held by your sponsor.

Registration Rights, page 230

41.   Please quantify the shares, and shares underlying warrants, entitled to registration rights.

Exhibit 23.1

42.   Please revise the consent of your independent registered public accounting firm, BDO USA, LLP to refer to their report from the period from April 20, 2010 (date of inception).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Melissa Feider, Staff Accountant, at (202) 551-3379 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Evan S. Jacobson, Attorney-Advisor, at (202) 551-3428 or me at (202) 551-3457 with any other questions.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: Via E-mail
        Yvan-Claude Pierre, Esq.
        Reed Smith LLP